Exhibit 99.1

Naked Brand Group Limited Announces Extension for Regaining Compliance with Nasdaq Minimum Stockholder’s Equity

NASDAQ Grants Company Extension to November 10, 2020 to Regain Compliance with Stockholder’s Equity Requirement

SYDNEY – July 8, 2020 -- Naked Brand Group Limited (Nasdaq: NAKD) (“Naked” or the “Company”), a global leader in intimate apparel and swimwear, has received a letter from the Listing Qualifications Department of The Nasdaq Capital Market (“Nasdaq”) notifying the Company that it has determined to grant the Company an extension to regain compliance with minimum stockholder’s equity requirement for continued listing on Nasdaq. Based on the plan of compliance submitted by the Company, the Company now has until November 10, 2020 to evidence compliance with the rule.

The ordinary shares continue to trade uninterrupted under the symbol “NAKD” at this time. If the Company is unable to evidence compliance with the minimum stockholder’s equity requirement by November 10, 2020, the Company’s securities will be delisted. The Company will have the opportunity to appeal any delisting decision to a Nasdaq Hearings Panel.

About Naked Brand Group Limited:

Naked Brand Group Limited (NASDAQ:NAKD) is a leading intimate apparel and swimwear company with a diverse portfolio of brands. The company designs, manufactures and markets a portfolio of 8 company-owned and licensed brands, catering to a broad cross-section of consumers and market segments. Brands include Bendon, Bendon Man, Davenport, Fayreform, Hickory, Lovable, Pleasure State and Fredericks of Hollywood. For more information please visit www.nakedbrands.com.

Forward-Looking Statements:

This communication contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not historical facts. Such statements may be, but need not be, identified by words such as ‘‘may,’’ ‘‘believe,’’ ‘‘anticipate,’’ ‘‘could,’’ ‘‘should,’’ ‘‘intend,’’ ‘‘plan,’’ ‘‘will,’’ ‘‘aim(s),’’ ‘‘ can,’’ ‘‘would,’’ ‘‘expect(s),’’ ‘‘estimate(s),’’ ‘‘project(s),’’ ‘‘forecast(s)’’, ‘‘positioned,’’ ‘‘approximately,’’ ‘‘potential,’’ ‘‘goal,’’ ‘‘pro forma,’’ ‘‘strategy,’’ ‘‘outlook’’ and similar expressions. Examples of forward-looking statements include, among other things, statements regarding continued trading in our securities on Nasdaq, future financial performance, future cost savings, future growth in our business, trends in our industry, product innovation, operational expansion and restructuring initiatives. All such forward-looking statements are based on management’s current beliefs, expectations and assumptions, and are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed or implied in this communication. Among the key factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements are the following: the risk that our restructuring initiative and our focus on direct-to-consumer channels does not achieve the expected benefits; the impact of COVID-19; our ability to maintain sufficient inventory; the risk that we do not regain, or do not thereafter maintain, compliance with Nasdaq’s continued listing standards; difficulties in maintaining customer, supplier, employee, operational and strategic relationships; the possibility that a robust market for our shares is not maintained; our ability to raise additional financing; our ability to anticipate consumer preferences; and the other risks and uncertainties set forth under ‘‘Risk Factors’’ in our Annual Report on Form 20-F for the fiscal year ended January 31, 2020. Further, investors should keep in mind that our revenue and profits can fluctuate materially depending on many factors. Accordingly, our revenue and profits in any particular fiscal period may not be indicative of future results. We are under no obligation to, and expressly disclaim any obligation to, update or alter our forward-looking statements, whether as a result of new information, future events, changes in assumptions or otherwise, except as required by law.

Investor Contact:

Chris Tyson
MZ North America
chris.tyson@mzgroup.us
949-491-8235